UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-35729

YY INC.

Building 3-08, Yangcheng Creative Industry Zone

No. 309 Huangpu Avenue Middle

Tianhe District, Guangzhou 510655

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY INC.

By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer

Date: August 23, 2013

2

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

3

Exhibit 99.1

YY Reports Second Quarter 2013 Unaudited Financial Results

2Q13 Net Revenues Up 117.8% YOY

2Q13 Gross Margin Expands to 53.3%

2Q13 Net Income of RMB92.8 Million

2Q13 Non-GAAP Net Income Up 184.1% YOY

Guangzhou, China, August 1, 2013 – YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a revolutionary rich communication social platform, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights

•

Net revenues increased by 117.8% to RMB409.0 million (US$66.6 million) from RMB187.8 million in the corresponding period of 2012, primarily driven by a 132.0% increase in revenues from internet value-added services, or IVAS, revenues.

•	Net income attributable to YY Inc. increased by 436.7% to RMB92.8 million (US$15.1 million) from RMB17.3 million in the corresponding period of 2012.

•	Non-GAAP net income attributable to YY Inc.[1] increased by 184.1% to RMB125.1 million (US$20.4 million) from RMB44.0 million in the corresponding period of 2012.

Mr. David Xueling Li, Chief Executive Officer of YY, stated, “We are very proud of our strong operational performance this quarter, which lead to robust top line growth and continued margin expansion. Driven by 170% year-over-year growth in the number of paying users on our YY Music platform, revenues exceeded our expectations and our total paying user numbers grew more than 50% year-over-year. These results demonstrate the unique and growing value proposition that our platform provides our large audience base, as more Chinese internet users increasingly embrace real-time online interactive entertainment.”

“As we head into the second half of 2013, we’re excited about our strategic initiatives designed to further leverage our large scale interactive online platform and our large and expanding user base. Opportunities like our exclusive partnership with Hunan Satellite Television in China to bring one of China’s most popular entertainment shows, Happy Boy, also known as Super Boy, to our interactive platform, creates a new level of real-time interactive reality TV. Coupled with our continuing initiatives to diversify our verticals and enrich our content and product offerings, we aim to further broaden our user demographics, grow our brand recognition and strengthen our monetization capabilities,” added Mr. Li.

Mr. Eric He, Chief Financial Officer of YY, commented, “Because of the growing scale and leverage in YY’s business operations, we have been able to significantly increase our top and bottom lines as we continue to develop our offerings. Going forward, we will continue to invest in initiatives and opportunities that can expand and diversify our entertainment offerings and audience, helping us to create new and innovative ways of leveraging and monetizing our large user base.”

Second Quarter 2013 Financial Results

NET REVENUES

Net revenues increased by 117.8% to RMB409.0 million (US$66.6 million) in the second quarter of 2013 from RMB187.8 million in the corresponding period of 2012, primarily driven by an increase in IVAS revenues and, to a lesser extent, an increase in the Company’s online advertising revenues.

[1]	Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

IVAS revenues, which consisted of revenues from online games, YY Music as well as other sources including the Company’s membership program, increased by 132.0% to RMB366.7 million (US$59.8 million) in the second quarter of 2013 from RMB158.1 million in the corresponding period of 2012. The overall increase primarily reflected an increase in the number of paying users and an increase in average revenue per user (“ARPU”).

Revenues from online games increased by 86.8% to RMB152.4 million (US$24.8 million) in the second quarter of 2013 from RMB81.6 million in the corresponding period of 2012. This increase primarily reflected an increase in ARPU of 16.1% to RMB346 and a 60.6% increase in the number of paying users to 440,000. The number of online games2 operated by the Company during the second quarter of 2013 increased to 96 from 58 in the corresponding period of 2012.

Revenues from YY Music, increased by 189.3% to RMB170.6 million (US$27.8 million) in the second quarter of 2013 from RMB59.0 million in the corresponding period of 2012. This increase primarily reflected a 173.7% increase in the number of paying users to 635,000 with an ARPU of RMB269 during the second quarter of 2013.

Revenues from others, which primarily consist of the Company’s membership program, increased by 149.2% to RMB43.7 million (US$7.1 million) in the second quarter of 2013 from RMB17.5 million in the corresponding period of 2012. Revenues from the membership program increased by 108.8% to RMB31.6 million (US$5.1 million) in the second quarter of 2013 from RMB15.1 million in the corresponding period of 2012. This increase primarily reflected a 113.6% increase in the number of members to 643,000 members as of June 30, 2013 from 301,000 as of June 30, 2012.

Online advertising revenues increased by 42.4% to RMB42.3 million (US$6.9 million) in the second quarter of 2013 from RMB29.7 million in the corresponding period of 2012. This increase reflected a 107.0% increase in average revenue per advertiser (“ARPA”) to approximately RMB830,000 from 51 advertisers.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 100.6% to RMB190.9 million (US$31.1 million) in the second quarter of 2013 from RMB95.2 million in the corresponding period of 2012. This increase was primarily attributable to an increase in revenue-sharing fees and content costs to RMB89.0 million (US$14.5 million) in the second quarter of 2013 from RMB22.6 million in the corresponding period of 2012. This increase in revenue-sharing fees and content costs paid to performers, channel owners and content providers was primarily associated with higher levels of user engagement and spending. Bandwidth costs increased by 29.8% to RMB 45.1 million (US$7.3 million) in the second quarter of 2013 from RMB34.7 million in the corresponding period of 2012.

Gross profit increased by 135.5% to RMB218.1 million (US$35.5 million) in the second quarter of 2013 from RMB92.6 million in the corresponding period of 2012. Gross margin increased to 53.3% in the second quarter of 2013 from 49.3% in the corresponding period of 2012, mainly attributable to the improved cost efficiency associated with the Company’s increased scale as well as the Company’s ability to control bandwidth costs.

OPERATING INCOME

Operating expenses for the second quarter of 2013 increased by 99.8% to RMB137.4 million (US$22.4 million) from RMB68.7 million in the corresponding period of 2012. This increase was primarily attributable to higher research and development expenses and general and administrative expenses which was in line with the general growth of the Company’s overall business.

[2]	Data for online games refers to data regarding the online games available on the YY platform.

Operating income in the second quarter of 2013 increased by 245.7% to RMB82.6 million (US$13.5 million) from RMB23.9 million in the corresponding period of 2012. Operating margin increased to 20.2% in the second quarter of 2013 from 12.7% in the corresponding period of 2012. The increase in operating margin was primarily due to increased operating leverage associated with the Company’s expansion. Non-GAAP operating income3 increased 126.8% to RMB114.8 million (US$18.7 million) in the second quarter of 2013 from RMB50.6 million in the corresponding period of 2012. Non-GAAP operating margin4 increased to 28.1% in the second quarter of 2013 from 27.0% in the corresponding period of 2012.

NET INCOME

Net income attributable to YY Inc. increased by 436.7% to RMB92.8 million (US$15.1 million) in the second quarter of 2013, from RMB17.3 million in the corresponding period of 2012. Net margin in the second quarter of 2013 increased to 22.7% from 9.2% in the corresponding period of 2012. Non-GAAP net income attributable to YY Inc.5 increased by 184.1% to RMB125.1 million (US$20.4 million) from RMB44.0 million in the corresponding period of 2012. Non-GAAP net margin6 increased to 30.6% in the second quarter of 2013 from 23.4% in the corresponding period of 2012.

EARNING/LOSS PER ADS

Diluted net income per ADS7in the second quarter of 2013 was RMB1.58 (US$0.26), compared to a diluted net loss per ADS of RMB1.72 in the corresponding period of 2012.

Diluted non-GAAP net income per ADS8 in the second quarter of 2013 was RMB2.13 (US$0.35), compared to a diluted non-GAAP net loss per ADS of RMB 0.74 in the corresponding period of 2012.

BALANCE SHEET AND CASH FLOWS

As of June 30, 2013, the Company had cash and cash equivalents of RMB506.8 million (US$82.6 million) and short-term deposits of RMB1.2 billion (US$190.9 million). For the second quarter of 2013, net cash from operating activities was RMB192.1 million (US$31.3 million).

SHARES OUTSTANDING

As of June 30, 2013, the Company had a total of 1.1 billion common shares outstanding, or the equivalents of 54.5 million ADSs outstanding.

Recent Developments

In June, 2013, the Company formed an exclusive partnership with Hunan Satellite Television Station (“Hunan TV”) and EE Media, a subsidiary of Hunan TV, to bring the 2013 season of China’s widely watched singing talent TV show, Happy Boy Show, to YY’s interactive Internet platform. The 2013 Happy Boy Show leverages YY’s unique platform to debut a live TV talent show in an unprecedented interactive format simultaneously across TV, online and mobile platforms.

[3]	Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.
[4]	Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.
[5]	Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.
[6]	Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.
[7]	“ADS” is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income/ (loss) per ADS is net income/ (loss) attributable to common shareholders divided by weighted average number of diluted ADS.
[8]	Diluted non-GAAP net income/(loss) per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income/(loss) attributable to common shareholders divided by weighted average number of diluted ADS.

In May, 2013, the Company enhanced the independence of its Board of Directors (the “Board”) by appointing two additional independent directors, effective as of May 23, 2013. After the appointments, the Company’s Board consisted of a majority of independent directors. YY appointed Mr. Richard Weidong Ji as an independent director and a member of the audit committee of the Board and Mr. David Tang as an independent director and a member of the compensation committee of the Board. Additionally, Mr. Alexander Hartigan, a non-independent director of the Board who has been a director since 2008, resigned from the Board effective May 23, 2013.

Business Outlook

For the third quarter of 2013, the Company expects its net revenues to be between RMB430 million and RMB440 million, representing year-over-year growth of approximately 88% to 92%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, August 1, 2013 at 9:00 pm Eastern Time or Friday, August 2, 2013 at 9:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#20192203

The replay will be accessible through August 8, 2013 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	#20192203

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.1374 to US$1.00, the noon buying rate in effect on June 28, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary rich communication social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online games, karaoke, music concerts, education, live shows and conference calls.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY’s strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity (deficits), consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income/(loss) attributable to common shareholders, and basic and diluted non-GAAP net income/(loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income/(loss) attributable to YY Inc. is net income/(loss) attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income/(loss) attributable to common shareholders is net income/(loss) attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income/(loss) per ADS is non-GAAP net income/(loss) attributable to common shareholders divided by weighted average number of basic and diluted ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S.GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

YY Inc.

Anna Yu

Tel: (+86) 2029162000

Email:IR@YY.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 915-1611

Email:IR@YY.com

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	504,702	506,838	82,582
Short-term deposits	897,698	1,171,381	190,859
Accounts receivable, net	117,616	110,548	18,012
Amount due from related parties	1,073	264	43
Prepayments and other current assets	25,149	44,153	7,194
Deferred tax assets	31,549	50,222	8,183

Total current assets	1,577,787	1,883,406	306,873

Non-current assets
Deferred tax assets	583	715	116
Investments	2,950	20,755	3,382
Property and equipment, net	90,299	88,258	14,380
Intangible assets, net	19,481	17,874	2,912
Goodwill	1,604	1,589	259
Other non-current assets	3,485	3,322	541

Total non-current assets	118,402	132,513	21,590

Total assets	1,696,189	2,015,919	328,463

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	28,149	54,655	8,905
Deferred revenue	159,859	220,232	35,884
Advances from users	7,515	7,067	1,151
Income taxes payable	48,001	53,821	8,769
Accrued liabilities and other current liabilities	120,289	154,641	25,197
Amounts due to related parties	2,604	6,469	1,054

Total current liabilities	366,417	496,885	80,960

Non-current liabilities
Deferred revenue	6,487	5,779	942

Total liabilities	372,904	502,664	81,902

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	US$
Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 179,400,000 shares issued and outstanding as of December 31, 2012 and 342,593,700 shares issued and outstanding as of June 30, 2013, respectively)	11	22	4
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 907,833,224 shares issued and outstanding as of December 31, 2012 and 748,125,104 shares issued and outstanding as of June 30, 2013, respectively)	60	49	7
Additional paid-in capital	2,648,404	2,698,766	439,725
Accumulated deficits	(1,311,767)	(1,155,020)	(188,195)
Accumulated other comprehensive losses	(13,423)	(30,562)	(4,980)

Total shareholders’ equity	1,323,285	1,513,255	246,561

Total liabilities and shareholders’ equity	1,696,189	2,015,919	328,463

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Internet value-added service
—Online game	81,592	132,310	152,445	24,839	150,398	284,755	46,397
—YY music	58,958	116,801	170,588	27,795	92,721	287,389	46,826
—Others	17,534	33,669	43,702	7,121	30,961	77,371	12,606
Online advertising	29,703	32,181	42,309	6,894	50,370	74,490	12,137

Total net revenue	187,787	314,961	409,044	66,649	324,450	724,005	117,966

Cost of revenues(1)	(95,184)	(145,693)	(190,942)	(31,111)	(164,138)	(336,635)	(54,850)

Gross profit	92,603	169,268	218,102	35,538	160,312	387,370	63,116

Operating expenses(1)
Research and development expenses	(41,090)	(54,119)	(70,599)	(11,503)	(77,809)	(124,718)	(20,321)
Sales and marketing expenses	(2,816)	(5,516)	(7,726)	(1,259)	(4,862)	(13,242)	(2,158)
General and administrative expenses	(24,840)	(45,651)	(59,043)	(9,620)	(50,170)	(104,694)	(17,058)

Total operating expenses	(68,746)	(105,286)	(137,368)	(22,382)	(132,841)	(242,654)	(39,537)
Other income	29	506	1,835	299	671	2,341	381

Operating income	23,886	64,488	82,569	13,455	28,142	147,057	23,960

Foreign currency exchange (losses)gains, net	(2,258)	2,416	13,833	2,254	(1,786)	16,249	2,648
Interest income	3,499	10,530	13,609	2,217	5,986	24,139	3,933

Income before income tax expenses	25,127	77,434	110,011	17,926	32,342	187,445	30,541

Income tax expenses	(7,723)	(13,986)	(17,416)	(2,838)	(11,152)	(31,402)	(5,116)

Income before(loss)gain in equity method investments, net of income taxes	17,404	63,448	92,595	15,088	21,190	156,043	25,425

(Loss) gain in equity method investments, net of income taxes	(109)	479	225	37	(374)	704	115

Net income attributable to YY Inc.	17,295	63,927	92,820	15,125	20,816	156,747	25,540

Accretion to convertible redeemable preferred shares redemption value	(63,990)	—	—	—	(126,621)	—	—

Net (loss)income attributable to common shareholders	(46,695)	63,927	92,820	15,125	(105,805)	156,747	25,540

Net income	17,295	63,927	92,820	15,125	20,816	156,747	25,540
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	2,412	(2,571)	(14,568)	(2,374)	1,891	(17,139)	(2,793)

Comprehensive income attributable to YY Inc.	19,707	61,356	78,252	12,751	22,707	139,608	22,747

Net (loss)income per ADS
—basic	(1.72)	1.14	1.66	0.27	(3.94)	2.81	0.46
—diluted	(1.72)	1.11	1.58	0.26	(3.94)	2.69	0.44
Weighted average number of ADS used in calculating—basic (loss)income per ADS	27,091,168	55,843,861	55,859,862	55,859,862	26,871,026	55,851,298	55,851,298
Weighted average number of ADS used in calculating—diluted (loss)income per ADS	27,091,168	57,793,341	58,578,043	58,578,043	26,871,026	58,166,873	58,166,873

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	2,215	986	2,441	398	4,386	3,427	558
Research and development expenses	10,090	5,318	10,039	1,636	19,731	15,357	2,502
Sales and marketing expenses	252	108	333	54	500	441	72
General and administrative expenses	14,170	11,720	19,417	3,164	29,643	31,137	5,073

YY INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	23,886	64,488	82,569	13,455	28,142	147,057	23,960
Share-based compensation expenses	26,727	18,132	32,230	5,252	54,260	50,362	8,205

Non-GAAP operating income	50,613	82,620	114,799	18,707	82,402	197,419	32,165

Net income attributable to YY Inc.	17,295	63,927	92,820	15,125	20,816	156,747	25,540
Share-based compensation expenses	26,727	18,132	32,230	5,252	54,260	50,362	8,205

Non-GAAP net income attributable to YY Inc.	44,022	82,059	125,050	20,377	75,076	207,109	33,745

Accretion to convertible redeemable preferred shares redemption value	(63,990)	—	—	—	(126,621)	—	—

Non-GAAP net (loss) income attributable to common shareholders	(19,968)	82,059	125,050	20,377	(51,545)	207,109	33,745

Non-GAAP weighted average numbers of ADS used in calculating net (loss) per income ADS:
—Basic	27,091,168	55,843,861	55,859,862	55,859,862	26,871,026	55,851,298	55,851,298
—Diluted	27,091,168	57,793,341	58,578,043	58,578,043	26,871,026	58,166,873	58,166,873

Non-GAAP net (loss) income per ADS
—Basic	(0.74)	1.47	2.24	0.36	(1.92)	3.71	0.60
—Diluted	(0.74)	1.42	2.13	0.35	(1.92)	3.56	0.58